Home Solutions of America, Inc

1500 Dragon Street, Suite B

Dallas, Texas  75207

VIA EDGAR

December 21, 2005

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Home Solutions of America, Inc. Request to Withdraw Registration Statement on Form S-3 (originally filed on August 29, 2005, as amended on October 26, 2005) File No. 333-127904

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933 (the "Securities Act"), Home Solutions of America, Inc. (the "Registrant") hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-3, as amended (the "Registration Statement"), with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.

The Registrant is requesting withdrawal of the Registration Statement in response to comments received by the Registrant from the staff of the Securities and Exchange Commission.  The Registration Statement has not been declared effective, and the Registrant confirms that no shares of common stock have been or will be sold pursuant to the Registration Statement.

The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this request, please contact the undersigned at (214) 623-8446.

Sincerely,

HOME SOLUTIONS OF AMERICA, INC.

By:       /s/ RICK J. O'BRIEN
              Rick J. O'Brien
              Senior Vice President & CFO